NOVEA INC.

11 Cypress Point	Amarillo, Texas 79124

October 30, 2017

Jan Woo

Legal Branch Chief Office of Information Technologies and Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Novea Inc.

Amendment No. 3 to Offering Statement on Form 1-A

Filed September 19, 2017

File No. 024-10577 Novea Inc.

Response to SEC Letter Dated October 2, 2017 (“Letter 10-02”)

Dear Jan Woo:

On behalf of Novea, Inc. (the “Company”), we file this Correspondence to describe how the Company’s Amendment No. 3 to our Offering Statement on Form 1-A answers your concerns as expressed in your captioned Letters (your comments in bold).

1.0	Letter 10-02, General.

“Please refer to prior comment 2 and identify NMS Capital Advisers, LLC as a placement agent for the offering. Include the Broker-Dealer Services and Placement Agreement in the exhibit list of the filing.”

1.0.01	Answer.

1.0.01a       NMS Capital Advisers, LLC is identified as such in Item 4.

1.0.01b       The Broker-Dealer document is uploaded on August 11, 2017, as Exhibit 6-2.

2.0	Letter 10.02.

“Please refer to prior comment 3. Revise to clearly state on the cover page the number of shares that are being offered by the company and separately indicate the number of shares that are being offered by the selling shareholders. Based on your disclosure on page 7, it appears that the company is offering 4,600,000 shares and the existing shareholders are offering 400,000 shares. If so, please revise the Use of Proceeds chart on page 8 which suggests that the proceeds from the sake of all 5,000,000 shares of common stock in this offering will be available to the issuer.”

2.0.01	Answer.

We have changed as necessary to consistently reflect that the stated portion of the offered 5,000,000 shares are offered and proceeds released to the existing shareholders in detail.

3.0	Letter 10.02. Item 11. Compensation of Directors and Executive Officers, page 19.

“You state on page 10 that through July 31, 2017, the founders received 2,000,000 shares for services valued at $.05 per share. Your disclosure on page 19 does not reflect this compensation for services. Please revise the chart and identify the founders.”

3.0.01	Answer.

We have revised to correct the disclosure, make it consistent throughout, and provide the required disclosure.

Novea Inc. Howard Nunn Page 1 of 2

4.0	Letter 10.02. Item 12. Security Ownership of Management and Certain Security Holders, Page 19.

“Please refer to prior comment 5. Item 12 of Form 1-A requires disclosure of all executive officers and directors as a group, individually naming any director or executive officer who beneficially owns more than 10% of any class of the issuer’s voting securities. As disclosed in the signature page, at least Howard Nunnn owns 10% of the shares outstanding. Please individually name any director or executive officer as to meet the requirements of Item 12(a)(1) of Form 1-A.“

4.0.01	Answer.

We have revised to fully and properly disclose the executive officers’ and directors’ respective ownership interests in all places where desired.

Thank you for your kind direction. Fulfilling the Law’s directions and the need of the public’s need for disclosure is, like yours, our desire.

Sincerely,

/s/ Howard Nunn

Howard Nunn

Chief Executive Officer

Signed Electronically and At Amarillo, Texas

October 30, 2017

Novea Inc. Howard Nunn Page 2 of 2